EXHIBIT 12(b)

PACCAR FINANCIAL CORP. - FORM 10-Q

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT

BETWEEN THE COMPANY AND PACCAR

(Millions of Dollars)

	Three months ended March 31
	2011	2010
FIXED CHARGES
Interest expense	$16.8	$24.9
Facility and equipment rental	.5	.5

TOTAL FIXED CHARGES	$17.3	$25.4

EARNINGS
Income before taxes	$23.5	$8.0
Depreciation	32.5	37.7

	56.0	45.7

FIXED CHARGES	17.3	25.4

EARNINGS AS DEFINED	$73.3	$71.1

RATIO OF EARNINGS TO FIXED CHARGES	4.24X	2.80X